

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

Via E-mail
Mr. Curt Stefan Carlsson
Chief Financial Officer
PT Indosat Tbk
Indosat Building
Jalan Medan Merdeka Barat No.21
Jakarta 10110—Indonesia

   RE: PT Indosat Tbk
     Form 20-F for Fiscal Year Ended December 31, 2010
     Filed May 18, 2011
     File No. 001-13330

Dear Mr. Carlsson:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Robert S. Littlepage for

       Larry Spirgel
       Assistant Director